UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

MINDBODY, Inc.

(Name of Issuer)

Class A Common Stock, $0.000004 par value per share

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60255W105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Montreux Equity Partners V Associates I, LLC 46-4814236

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

10,384

	6	SHARED VOTING POWER

594,349 (1)

	7	SOLE DISPOSITIVE POWER

10,384

	8	SHARED DISPOSITIVE POWER

594,349 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,733 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

(1) Montreux Equity Management V, LLC is the sole general partner of Montreux Equity Partners V Associates I, LLC and Montreux Equity Partners V, L.P. Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC. 594,349 shares are held by Montreux Equity Partners V, L.P. and 10,384 shares are held by Montreux Equity Partners V Associates I, LLC. By reason of these relationships, Montreux Equity Management V, LLC and Mr. Turner may be deemed to beneficially own the securities reported herein. Each of Montreux Equity Management V, LLC and Mr. Turner disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.
(2) Based on 9,318,767 shares of the Issuer’s Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No.	60255W105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Montreux Equity Partners V, L.P. 45-5113281

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

594,349

	6	SHARED VOTING POWER

10,384 (1)

	7	SOLE DISPOSITIVE POWER

594,349

	8	SHARED DISPOSITIVE POWER

10,384 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,733 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

(1) Montreux Equity Management V, LLC is the sole general partner of Montreux Equity Partners V Associates I, LLC and Montreux Equity Partners V, L.P. Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC. 594,349 shares are held by Montreux Equity Partners V, L.P. and 10,384 shares are held by Montreux Equity Partners V Associates I, LLC. By reason of these relationships, Montreux Equity Management V, LLC and Mr. Turner may be deemed to beneficially own the securities reported herein. Each of Montreux Equity Management V, LLC and Mr. Turner disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.
(2) Based on 9,318,767 shares of the Issuer’s Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015.

CUSIP No.	60255W105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel K. Turner III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

604,733 (1)

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

604,733 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

604,733 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.49 (2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

N/A
FOOTNOTES

(1) Montreux Equity Management V, LLC is the sole general partner of Montreux Equity Partners V Associates I, LLC and Montreux Equity Partners V, L.P. Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC. 594,349 shares are held by Montreux Equity Partners V, L.P. and 10,384 shares are held by Montreux Equity Partners V Associates I, LLC. By reason of these relationships, Montreux Equity Management V, LLC and Mr. Turner may be deemed to beneficially own the securities reported herein. Each of Montreux Equity Management V, LLC and Mr. Turner disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.
(2) Based on 9,318,767 shares of the Issuer’s Class A common stock outstanding as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015.

Item 1.

(a)	Name of Issuer
MINDBODY, Inc.

(b)	Address of Issuer’s Principal Executive Offices
4051 Broad Street, Suite 220 San Luis Obispo, CA 93401

Item 2.

(a)	Name of Person Filing
(1)	Montreux Equity Partners V Associates I, LLC

(2)	Montreux Equity Partners V, L.P.

(3)	Daniel K. Turner III

(b)	Address of Principal Business Office or, if none, Residence
(1)	Montreux Equity Partners V Associates I, LLC One Ferry Building, Suite 255 San Francisco, CA 94111
(2)	Montreux Equity Partners V, L.P. One Ferry Building, Suite 255 San Francisco, CA 94111
(3)	Daniel K. Turner III c/o Montreux Equity Partners One Ferry Building, Suite 255 San Francisco, CA 94111

(c)	Citizenship
(1)	Montreux Equity Partners V Associates I, LLC: Delaware
(2)	Montreux Equity Partners V, L.P.: Delaware
(3)	Daniel K. Turner III: U.S.A.

(d)	Title of Class of Securities
Class A Common Stock, $0.000004 par value per share

(e)	CUSIP Number
60255W105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Montreux Equity Partners V Associates I, LLC: 604,733
(2)	Montreux Equity Partners V, L.P.: 604,733
(3)	Daniel K. Turner III: 604,733

(b)	Percent of class:
(1)	Montreux Equity Partners V Associates I, LLC: 6.49%
(2)	Montreux Equity Partners V, L.P.: 6.49%
(3)	Daniel K. Turner III: 6.49%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Montreux Equity Partners V Associates I, LLC: 10,384
(2)	Montreux Equity Partners V, L.P.: 594,349
(3)	Daniel K. Turner III: 0

(ii)	Shared power to vote or to direct the vote:
(1)	Montreux Equity Partners V Associates I, LLC: 594,349
(2)	Montreux Equity Partners V, L.P.: 10,384
(3)	Daniel K. Turner III: 604,733

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Montreux Equity Partners V Associates I, LLC: 10,384
(2)	Montreux Equity Partners V, L.P.: 594,349
(3)	Daniel K. Turner III: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Montreux Equity Partners V Associates I, LLC: 594,349
(2)	Montreux Equity Partners V, L.P.: 10,384
(3)	Daniel K. Turner III: 604,733

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Montreux Equity Partners V Associates I, LLC

Date: February 16, 2016	By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Director of Montreux Equity Management V, LLC, the General Partner

Montreux Equity Partners V, L.P.

Date: February 16, 2016	By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III
Title: Managing Director of Montreux Equity Management V, LLC, the General Partner

Date: February 16, 2016	By:	/s/ Daniel K. Turner III
Name: Daniel K. Turner III

Footnotes:
Item 4: Montreux Equity Management V, LLC is the sole general partner of Montreux Equity Partners V Associates I, LLC and Montreux Equity Partners V, L.P. Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC. 594,349 shares are held by Montreux Equity Partners V, L.P. and 10,384 shares are held by Montreux Equity Partners V Associates I, LLC. By reason of these relationships, Montreux Equity Management V, LLC and Mr. Turner may be deemed to beneficially own the securities reported herein. Each of Montreux Equity Management V, LLC and Mr. Turner disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interests therein.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)